

16013139

STATES
:HANGE COMMISSION
,D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-65399 |



FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amegy Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Post Oak Parkway
(No. and Street)

| Houston | Texas | 77027 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Ouyang (713)232-1663
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 178 Rio Grande, Suite 400 | Salt Lake City | Utah | 84101 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Jane Ouyang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amegy Investments, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP/FINOP

Title

Notary Public


Kitty Sullivan
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 10/28/2018
NOTARY PUBLIC
STATE OF TEXAS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Amegy Investments, Inc.
## Table of Contents
## December 31, 2015


Building a better
working world

## Report of Independent Registered Public Accounting Firm

The Board of Directors of Amegy Investments, Inc.

We have audited the accompanying statement of financial condition of Amegy Investments, Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amegy Investments., Inc. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

### Dissolution of Entity

As discussed in Note 12 to the financial statements, the Company plans to cease operations during the first half of 2016, and withdraw their registration as a broker-dealer. The financial statements do not include any adjustments with respect to this matter as the business operations will continue through other legal entities. Our opinion is not modified with respect to this matter.

Ernst & Young LLP

**February 25, 2016**
**Minneapolis, Minnesota**

# Amegy Investments, Inc.
## Statement of Financial Condition
## December 31, 2015

| | 2015 |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,644,647 |
| Deposit with clearing organization | 100,000 |
| Receivables from brokers, dealers, and others | 597,420 |
| Receivables from affiliated companies | 245,876 |
| Prepaid expenses | 43,036 |
| Receivable from Parent | 2,372 |
| Total assets | $ 2,633,351 |
| **Liabilities and Shareholder's Equity** | |
| Liabilities: | |
| Payables to brokers, dealers, and others | $ 16,372 |
| Payables to affiliated companies | 85,916 |
| Accrued expenses | 52,188 |
| Total liabilities | 154,476 |
| Shareholder's equity: | |
| Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 8,799,000 |
| Retained deficit | (6,321,125) |
| Total shareholder's equity | 2,478,875 |
| Total liabilities and shareholder's equity | $ 2,633,351 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

Amegy Investments, Inc. ("the Company") was a wholly-owned subsidiary of Amegy Bank N.A. ("the Parent"), an indirect wholly-owned subsidiary of Zions Bancorporation ("the Corporation"). At December 31, 2015, under a corporate restructure, the Amegy Bank charter was merged into Zions First National Bank, N.A. and renamed ZB, N.A., a wholly-owned subsidiary of Zions Bancorporation. This change in reporting entity had no impact on our financial statements. Amegy Investments, Inc. is registered as a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. Accordingly, the Company has a clearing agreement with Pershing, LLC ("the Clearing Organization") who carries the customer accounts of the Company on a fully disclosed basis. Under the agreement with the Clearing Organization, the Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is also licensed as a registered investment advisor and licensed by the State of Texas as an insurance agency. Beginning October 2015, the Parent entered into an agreement with LPL Financial, LLC to establish branch offices on the premises of Amegy Bank for purpose of providing broker dealer and advisory services to its customers through its registered representatives. This agreement shall continue for a period ending November 2020, but shall renew automatically for additional one year periods unless terminated by either party. See footnote 12 for the impact of this agreement to the Company.

The Company must maintain a minimum net capital requirement of $250,000 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-1 (a)(2)(i) ("the Net Capital Rule").

The Company brokers in U.S. Government and agency obligations, corporate debt and equity securities, municipal securities, mortgage and other asset-backed securities, and money market instruments. Additionally, the Company offers mutual funds, annuities, and life insurance products. The Company provides these services to individual and corporate clients of the Parent.

## 2. Significant Accounting Policies

### Basis of Financial Statement Presentation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, securities trading, and investment advisory.

### Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates fair value. Cash totaling $45,526 is held at the Parent.

**Securities Transactions**
Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition under receivables from brokers, dealers, and others.

**Income Taxes**
The Company is a member of a controlled group that joins in the filing of a consolidated federal income tax return with the Corporation. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax-sharing agreement. The tax-sharing agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit as if each member had filed a separate return. Estimated payments for taxes are made between the members of the consolidated group during the year.

Deferred federal income taxes are provided for temporary differences between the tax basis and financial reporting basis of assets and liabilities. As of December 31, 2015, there were temporary differences related to prepaid assets that resulted in a reported deferred tax liability of $15,063.

## 3. Cash Deposit with Clearing Organization

Under the terms of the clearing agreement between the Company and the Clearing Organization, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Organization. Should the Clearing Organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Organization. The Company has funds invested in a money market account on deposit of $100,000 with the Clearing Organization to meet this requirement. As of December 31, 2015, there were no amounts owed to the Clearing Organization by the Company's customers.

## 4. Receivable From and Payable to Clearing Organization

The Company clears its proprietary and customer transactions through the Clearing Organization on a fully disclosed basis. The amount receivable from the Clearing Organization relates to commissions and advisory fees due the Company from customer transactions. This amount is included in the receivables from brokers, dealers and others line on the financial statements. The amount payable to the Clearing Organization relates to clearance fees on the aforementioned transactions and other charges and is collateralized by a deposit with the Clearing Organization. This amount is included in the payables from brokers, dealers and others line on the financial statements.

Also included in the receivables from brokers, dealers, and others are insurance commission receivables due from various insurance companies, investment consulting fees, and mutual fund fees.

## 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,661,578 which was $1,411,578 in excess of the $250,000 minimum net capital requirement for the Company. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1 at December 31, 2015.

### 6. Fair Value of Financial Instruments

The Company applies ASC Topic 820, *Fair Value Measurements and Disclosures.* ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

To measure fair value, ASC 820 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy, utilized by the Company, uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data

Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data

The Company has $1,599,121 of money market investments that are carried at fair value under Level 1 in the fair value hierarchy. These investments are included in Cash and Cash Equivalents.

### 7. Commitments and Contingencies

The Company is subject to other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of those legal actions could include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of those matters could have a material adverse effect on the Company's financial condition, results of operations and cash flows or could cause the Company significant reputational harm. Management believes the outcome of any resulting actions will not be material to the Company's financial condition, results of operations or cash flows, however, is unable to predict the ultimate resolution of such matters or the potential losses, if any, that may result from those matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition, results of operations or cash flows. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of those matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from those matters.

### 8. Guarantees

The Company clears all of its securities transactions through the Clearing Organization on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing

Organization, the Clearing Organization has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Organization, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liability with regard to the right as it has no knowledge of any liability being incurred.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company regularly monitors the credit standing of the Clearing Organization and all counterparties with which it conducts business.

## 9. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is responsible to its Clearing Organization for payment of all transactions executed on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the Clearing Organization must purchase or sell a financial instrument at prevailing market prices. The Company and its Clearing Organization seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

As a securities broker-dealer, the Company is engaged in brokerage activities that expose the Company to off-balance sheet credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers, and noncustomers include unsettled trades, which may expose the Company to credit and market risk in the event the customer is unable to fulfill its contractual obligations.

## 10. Employee Benefit Plans

The Company participates in Zions Bancorporation's 401(k) and employee stock ownership plan ("Payshelter") under which employees select from several investment alternatives. Employees can contribute up to 80% of their earnings to the Payshelter plan which will be matched 100% by the Company for the first 3% of the employee contributions and 50% for the next 2% of employee contributions.

The Payshelter plan also has a noncontributory profit sharing feature which is discretionary and may range from 0% to 6% of eligible compensation based upon Zions Bancorporation's return on average equity for the year. Profit sharing contributions are invested in Zions Bancorporation common stock.

The Company participates in the Zions Bancorporation employee stock option and incentive plan.

## 11. Related-Party Transactions

The Company reimburses the Parent for allocated overhead costs The Company also reimburses the Parent for periodic payroll disbursements made to employees of the Company on behalf of the Company.

Certain expenses as described above are paid by the Parent on behalf of the Company, which then reimburses the Parent. The agreement between the Company and the Parent stipulates that to the extent

the reimbursement of such expenses would cause the Company to not have sufficient net capital for regulatory requirements, the Parent will make a capital contribution to the Company instead of requiring reimbursement.

The Company has lease agreements with affiliate banks. The agreements stipulate that the affiliate bank receives a monthly base lease payment of $250. Each affiliate bank also receives an additional lease payment in an amount equal to 20% of the first-year's gross revenue for any retirement plan business booked by the Company within the affiliate's territory. Subsequent years' lease payments are equal to 7.5 basis points of the year-end market value of the booked business. This formula for the additional annual lease payments may be evaluated on a case by case basis.

**12. Subsequent Events**

At December 31, 2015, the parent company of Amegy Investments, Zions Bancorporation, consolidated its subsidiary banks, including Amegy Bank N.A., into a single charter, ZB, N.A. Zions Bancorporation plans that the Company will be consolidated into ZB, N.A. during the first half of 2016. Although Amegy Investments, Inc. will cease to exist as a legal entity at that time, the operations and services provided by Amegy Investments, Inc. will continue as part of ZB, N.A. Due to the consolidation of the Company, management anticipates filing a broker dealer withdrawal with the Financials Industry Regulatory Authority during the second quarter of 2016. During the period prior to the consolidation of Amegy Investments, management believes the Company has sufficient capital and resources from its parent to meet its obligations. Management is not aware of any other subsequent events. Subsequent events have been evaluated through February 25, 2016, the date these financial statements were issued.